

November 29, 2012

VIA E-Mail
Mr. Jon W. Clark
Chief Financial Officer
Gramercy Capital Corporation
420 Lexington Avenue
New York, New York 10170

> **Re:** **Gramercy Capital Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on March 15, 2012**
> **File No. 001-32248**

Dear Mr. Jon W. Clark:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Note 2 – Significant Accounting Policies

Reserve For Loan Losses, page 120

1. We note that charge-offs can be taken when significant collection efforts have ceased. Please tell us and expand future filings to disclose whether you have established thresholds by which you determine that significant collection efforts have taken place. To the extent that thresholds exist and you have loans that exceed these thresholds without charge-offs, please tell us and disclose what factors you consider in determining that charge-offs are not warranted.

Note 3 – Loans and Other Lending Investments, pages 126 – 135

2.   It appears your portfolio segment and class information is the same. Please clarify how you evaluated the guidance outlined in paragraphs 310-10-55-16 through 18 and 22 of the Financial Accounting Standards Codification when determining further disaggregation was not necessary.

3.   Please expand future filings to provide further analysis of your allowance for loan losses. Specifically, please summarize charge-offs and recoveries by asset class and present net charge-offs and ratio of net charge-offs during the period to average loans outstanding. Reference is made to Table IV – Summary of Loan Loss Experience of Industry Guide 3.

4.   Your risk factor disclosure on page 39 indicates that many of your commercial real estate loans are funded with interest reserves.   For these loans, please tell us and expand disclosures in future filings to disclose the following information.   In your response, please provide us the disclosure you will include in future filings to address this issue.

        ▪ Policy for recognizing interest income on these loans.
        ▪ How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest.
        ▪ Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes
        ▪ Your underwriting process for the loans with interest reserves and any specific differences in how you underwrite loans with interest reserves and those without interest reserves.
        ▪ Whether any of your loans with interest reserves are currently non-performing.

5.   We note you have modified certain loans and treated them as troubled debt restructurings. Please clarify whether there were any loans modified that were not treated as troubled debt restructurings and quantify the total amount of these loans. To the extent that all modifications were not troubled debt restructurings, please explain the basis for your conclusions.   In addition, please tell us and expand future filings to describe your loan modification programs.   Your discussion should include the triggers or factors you review to identify loans that you consider modifying, the significant terms modified and the typical length of each of the modified terms. In your response, please provide us the disclosure you will include in future filings to address this issue.

Note 8 – Collateralized Debt Obligations, pages 141 – 142

6.   Given the significance of your CDOs, please provide visibility into the nature of assets held in your various CDOs in future filings. In this regard, please include a tabular presentation disclosing the face amount for each CDO and the underlying collateral composition, including the face value, fair value and credit rating as appropriate. In addition, to the extent you are aware of specific collateral at risk, please quantify those amounts. Please provide us with your proposed disclosure.

7.   We note that at various points you repurchased your CDOs at discounts. Please revise future filings to provide enhanced disclosure of the actual tranches reacquired.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2012

Note 2 – Significant Accounting Policies

Loans and Other Lending Investments Held for Sale, page 11

8.   Given your stated intention to sell your financing operations, explain to us why you have not designated any of the loans held in your portfolio as held for sale.

Note 3 - Loans, Other Lending Investments, and Commercial Mortgage-Backed Securities, page 19

9.   We note your disclosure that the company has the intent and ability to hold certain commercial mortgage backed securities that have been at a loss in excess of 12 months until recovery. Given your stated intention to sell your financing operations, please explain to us how management was able to arrive at this conclusion.

Liquidity and Capital Resources, page 54

10.   Please tell us, and disclose in your management's discussion and analysis, the impact that failing certain overcollateralization tests had on your financial statements and liquidity as of period end.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or the undersigned at (202) 551-3438 if you have any questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant